245 Summer Street	Fidelity® Investments
Boston, MA 02210

December 30, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Magellan Fund (the trust):

Fidelity Magellan Fund

File No. 002-21461

Ladies and Gentlemen:

On behalf of the trust, transmitted herewith pursuant to the Securities Act of 1933 and Rule 488 thereunder, is the trust’s Registration Statement on Form N-14. The purpose of this filing is to register shares of beneficial interest of Fidelity Magellan Fund, a series of the trust in connection with the proposed acquisition by Fidelity Magellan Fund of all of the assets of Fidelity Independence Fund, a series of Fidelity Financial Trust (File Nos. 002-79910 and 811-03587) and the assumption by Fidelity Magellan Fund of the liabilities of Fidelity Independence Fund, solely in exchange for shares of Fidelity Magellan Fund (the “Reorganization”). The Reorganization is in connection with an Agreement and Plan of Reorganization (the “Agreement”).

In connection with the Reorganization, filed herewith are the Notice to Shareholders, Proxy Statement and Prospectus (the “Proxy Statement”), Agreement, and Form of Proxy to be sent to shareholders of Fidelity Independence Fund. The Prospectuses of Fidelity Magellan Fund dated May 30, 2020 included in this filing are the Prospectuses filed by the trust on May 26, 2020 as Post-Effective Amendment No. 84 to its registration on Form N-1A (File No. 002-21461).

No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940.

The Special Meeting of Shareholders is scheduled to be held on April 14, 2021. It is expected that the Proxy Statement will be mailed to shareholders on or about February 16, 2021, more than 20 days before the meeting. Accordingly, pursuant to Instruction F of Form N-14, the Part B of the Form N-14 will not accompany the Proxy Statement sent to shareholders. As required by Instruction F, a statement indicating that documents are available upon oral or written request without charge is included in the Proxy Statement.

We would appreciate receiving Staff comments, if any, on this filing no later than January 19, 2021. Questions or comments regarding this filing should be directed to Renee Fuller at (603) 721-4221.

Sincerely,

/s/ Renee Fuller
Renee Fuller
Legal Product Group